                        , 2011

JPMorgan Trust II

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc., JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “J.P. Morgan Service Providers”) hereby agree to waive fees owed to each J.P.Morgan Service Provider or to reimburse the Fund listed on Schedule A through ____________, 2012. The J.P.Morgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, extraordinary expenses not incurred in the ordinary course of the Funds’ business and expenses related to the J.P. Morgan Funds’ Board of Trustees’ deferred compensation plan.

The J.P. Morgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filings its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust II

By:

JPMTII Fee Waiver Agreement

Page II

SCHEDULE A

FUND NAME	Class R5	Class R6
JPMorgan Mid Cap Growth Fund	0.79%	0.74%